MARBLEGATE ACQUISITION CORP.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

VIA EDGAR

September 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Davis and Mary Beth Breslin

Re:	Marblegate Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 14, 2021

CIK No. 0001838513

Dear Mr. Davis and Ms. Breslin:

Marblegate Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2021, regarding Amendment No. 1 to Draft Registration Statement on Form S-1 of the Company submitted to the Commission on July 14, 2021. The Company has filed today a Registration Statement on Form S-1 (the “Registration Statement”).

Our response below corresponds to the caption and number of the Staff’s comment. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 14, 2021

Capitalization, page 79

1.

We note that you are offering 30,000,000 Class A shares as part of your initial public offering of units, but only show 26,158,399 Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480- 10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 30,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 9, 2021

Response: We understand that the Staff has had discussions with several auditors of special purpose acquisition companies, including the Company’s auditor, regarding the issue addressed in this comment and is currently evaluating the responses and other information provided to the Staff by such auditors on this issue. The Company undertakes to update the Registration Statement based on the Staff’s determination on this issue after it completes its evaluation.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Milgram

Andrew Milgram

Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller

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